UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 3*

                       POLO RALPH LAUREN CORPORATION
------------------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 731572103
             -------------------------------------------------
                               (CUSIP Number)

                          DAVID J. GREENWALD, ESQ.
                            GOLDMAN, SACHS & Co.
                              85 BROAD STREET
                          NEW YORK, NEW YORK 10004
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                MAY 13, 2002
             -------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 2 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF-WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       10,573,270

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    10,573,270

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,573,270

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.2% (10.8% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    BD-PN-IA

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 3 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       10,573,270

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    10,573,270

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,573,270

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.2% (10.8% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    HC-CO

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 4 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GS CAPITAL PARTNERS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       9,983,708

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    9,983,708

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,983,708

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                 [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.3% (10.2% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 5 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    GS ADVISORS, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       9,983,708

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    9,983,708

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,983,708

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                 [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.3% (10.2% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 6 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    STONE STREET FUND 1994, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       286,878

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    286,878

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    286,878

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6% (0.3% OR OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 7 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BRIDGE STREET FUND 1994, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       300,393

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    300,393

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    300,393

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.7% (0.3% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D
CUSIP NO. 731572103                                        Page 8 of 23 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    STONE STREET FUND 1994, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       587,271

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    587,271

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    587,271

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                  [ ]


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.3% (0.6% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK AND CLASS C COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK)

14  TYPE OF REPORTING PERSON

    OO

                             AMENDMENT NO. 3 TO
                                SCHEDULE 13D
                  RELATING TO THE CLASS A COMMON STOCK OF
                       POLO RALPH LAUREN CORPORATION


     GS Capital Partners, L.P. ("GS Capital"), Stone Street Fund 1994, L.P. ("Stone Street"), Bridge Street Fund 1994, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), GS Advisors, L.L.C. ("GS Advisors"), Stone Street 1994, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc.
("GS Group" and, together with Goldman Sachs, GS Advisors, Stone GP and the Limited Partnerships, the "Filing Persons")FN1 hereby amend this statement on
Schedule 13D filed with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Polo Ralph Lauren Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 2 thereto filed July 7, 2000 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Class A Common Stock through the Limited Partnerships. The Limited Partnerships own shares of Class C Common Stock which are convertible into shares of Class A Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 3 is being filed to report a decrease in the percentage of the outstanding shares of Class A Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was as a result of the sale of the sale of Class A Common Stock by the Limited Partnerships pursuant to an underwritten public offering of 11,000,000 shares of Class A Common Stock and an additional 1,150,000 shares of Class A Common Stock pursuant to the underwriters' exercise of the over-allotment option (the "Offering").


---------------------
FN1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.


ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

     Item 2 is hereby amended by amending Schedules I, II-A-i, II-A-ii, II-B-i and IV hereto, to read in their entirety as attached hereto. All references in previous filings to Schedule II-B-ii are replaced with a reference to Schedule II-A-ii.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

Item 4 is hereby amended by adding the following paragraphs:

     On February 27, 2002, pursuant to Section 2.1(a)(ii) of the Registration Rights Agreement, the Limited Partnerships delivered a written notice requesting that the Company file a registration statement with respect to an aggregate of 11,000,000 shares of the Company's Class A Common Stock and, at the election of the underwriters, up to 1,650,000 shares of Class A Common Stock (into which the shares of the Company's Class C Common Stock held by the Limited Partnerships are convertible at any time on a one-for-one basis). In connection with Limited Partnerships' exercise of their demand registration rights, the Company filed a registration statement on Form S-3 (No. 333-83500) on February 27, 2002.

     On May 13, 2002, the Limited Partnerships sold 11,000,000 shares of Class A Common Stock and an additional 1,150,000 shares of Class A Common Stock pursuant to the underwriters' exercise of the over-allotment option, at a price of $25.20 (net of underwriting discounts and commissions), for an aggregate amount of $306,180,000.00.

     Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Persons may purchase additional shares of Class A Common Stock or may sell shares of Class A Common Stock from time to time in public or private transactions, may distribute Common Stock in-kind to their partners, and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time or from time to time (subject to any applicable imitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended (the "Securities Act"), and, in the case of sales by the Limited Partnerships, subject to the other restrictions described in Item 6). To the knowledge of each Filing Person, each of the persons listed on Schedule I, II-A-i, II-A-ii and II-B-i hereto may make the same evaluation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

Item 5 is hereby amended as follows:

     Based on information provided to the Filing Persons by the Company's transfer agent, as of May 13, 2002, there were outstanding 44,458,058 shares of Class A Common Stock (98,309,058 shares of Class A Common Stock, assuming all shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock), 43,280,021 shares of Class B Common Stock and 10,570,979 shares of Class C Common Stock. Accordingly, for purposes of this Statement, the holder of shares of Class C Common Stock may be deemed to beneficially own an equal number of shares of Class A Common Stock.

     (a) As of May 13, 2002, each of GS Capital and GS Advisors may be deemed to have beneficially owned 9,983,708 shares of Class A Common Stock, representing approximately 18.3% of the outstanding shares of Class A Common Stock reported to be outstanding as of May 13, 2002, assuming that all of GS Capital's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, each of GS Capital and GS Advisors would have been deemed to have beneficially owned, as of May 13, 2002, approximately 10.2% of the outstanding shares of Class A Common Stock.

     As of May 13, 2002, Stone Street may be deemed to have beneficially owned 286,878 shares of Class A Common Stock, representing approximately 0.6% of the outstanding shares of Class A Common Stock reported to be outstanding as of May 13, 2002, assuming that all of Stone Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone Street would have been deemed to have beneficially owned, as of May 13, 2002, approximately 0.3% of the outstanding shares of Class A Common Stock.

     As of May 13, 2002, Bridge Street may be deemed to have beneficially owned 300,393 shares of Class A Common Stock, representing approximately 0.7% of the outstanding shares of Class A Common Stock reported to be outstanding as of May 13, 2002, assuming that all of Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Bridge Street would have been deemed to have beneficially owned, as of May 13, 2002, approximately 0.3% of the outstanding shares of Class A Common Stock.

     As of May 13, 2002, Stone GP, as the general partner of Stone Street and the managing general partner of Bridge Street, may be deemed to have beneficially owned 587,271 shares of Class A Common Stock, representing approximately 1.3% of the outstanding shares of Class A Common Stock reported to be outstanding as of May 13, 2002, assuming that all of Stone Street's and Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone GP would have been deemed to have beneficially owned, as of May 13, 2002, approximately 0.6% of the outstanding shares of Class A Common Stock.

     As of May 13, 2002, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 10,573,270 shares of Class A Common Stock, including (i) 10,573,270 shares of Class A Common Stock which may be deemed to have been beneficially owned by the Limited Partnerships as described above and (ii) 2,291 shares of Class A Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 19.2% of the shares of Class A Common Stock reported to be outstanding as of May 13, 2002, assuming that all of the shares of Class C Common Stock owned by the Limited Partnerships were converted into shares of Class A Common Stock. Assuming that all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Goldman Sachs and GS Group would have been deemed to have beneficially owned, as of May 13, 2002, approximately 10.8% of the outstanding shares of Class A Common Stock. Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Class A Common Stock which may be deemed to have been beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

     In accordance with the Securities and Exchange Commission (the "SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii or II-B-i hereto, may be deemed to have beneficially owned any shares of Class A Common Stock as of May 13, 2002, other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of Class A Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

     (c) Except as otherwise described herein, no transactions in the Class A Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i or II-B-i hereto, during the period from March 14, 2002 through May 13, 2002.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------

     Underwriting Agreement. In connection with the Offering, the Limited Partnerships entered into an Underwriting Agreement, dated May 8, 2002 (the "Underwriting Agreement"), among the Company, the selling stockholders listed in Schedule II thereto, (the "Selling Stockholders") and Goldman Sachs, Credit Suisse First Boston Corporation and UBS Warburg LLC, as representatives of the several underwriters listed in Schedule I thereto (the Underwriters"). A copy of the Underwriting Agreement is filed as
Exhibit 99.11 hereto. The Underwriting Agreement provides for purchases by the Underwriters from the Selling Stockholders of 11,000,000 shares of Class A Common Stock, and up to an additional 1,650,000 shares of Class A Common Stock at the same purchase price for the purpose of covering over-allotments. The Underwriters exercised the over-allotment in the amount of 1,150,000 shares on May 10, 2002. The public offering price in the Offering was $26.50 per share. Pursuant to the Underwriting Agreement, the Underwriters purchased the shares net of an underwriting discount of $1.30 per share. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. Pursuant to the Underwriting Agreement, Goldman Sachs purchased an aggregate of 5,755,750 shares of Class A Common Stock (including shares of Class A Common Stock purchased pursuant to the exercise of the Underwriters' over-allotment option).

     Lock-up. In connection with the Offering, the Company, its executive officers and directors and other holders of Common Stock prior to the Offering (including the Limited Partnerships) have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the date 90 days after the date of the Company's final prospectus, dated May 8, 2002, it will not directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Class A Common Stock or any securities of the Company that are substantially similar to the Class A Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Stock or any such substantially similar securities, without the prior written consent of Goldman, Sachs. A copy of the Lock-up Agreement is filed as Exhibit 99.12 hereto.

     The summary set forth herein of certain provisions of the Agreements described above does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of such Agreements as filed as Exhibits to this Statement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

Item 7 is hereby amended as follows:

  Exhibit No.   Exhibit

        99.9 Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co.

        99.10 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

        99.11 Underwriting Agreement, dated May 8, 2002 (incorporated herein by reference to Exhibit 1.1 to the Company's Registration Statement on Amendment No. 3 to Form S-3 No. 333-83500).

        99.12   Form of Lock-Up Agreement


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2002



GOLDMAN, SACHS & CO.                        THE GOLDMAN SACHS GROUP, INC.
By:      /s/ Roger S. Begelman              By:      /s/ Roger S. Begelman
         ---------------------------                 ---------------------
Name:    Roger S. Begelman                  Name:    Roger S. Begelman
Title:   Attorney-in-fact                   Title:   Attorney-in-fact

GS CAPITAL PARTNERS, L.P.                   GS ADVISORS, L.L.C.
By:      /s/ Roger S. Begelman              By:      /s/ Roger S. Begelman
         ---------------------------                 ---------------------
Name:    Roger S. Begelman                  Name:    Roger S. Begelman
Title:   Attorney-in-fact                   Title:   Attorney-in-fact

STONE STREET FUND 1994, L.P.                BRIDGE STREET FUND 1994, L.P.
By:      /s/ Roger S. Begelman              By:      /s/ Roger S. Begelman
         ---------------------------                 ---------------------
Name:    Roger S. Begelman                  Name:    Roger S. Begelman
Title:   Attorney-in-fact                   Title:   Attorney-in-fact

STONE STREET 1994, L.L.C.
By:      /s/ Roger S. Begelman
Name:    Roger S. Begelman
Title:   Attorney-in-fact

                                                                 SCHEDULE I
                                                                 ----------

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                                   Present Principal Occupation
------------------------------------------------------------------------------


Henry M. Paulson, Jr.     Chairman and Chief Executive Officer of The Goldman
                          Sachs Group, Inc.

Robert J. Hurst           Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain             President and Co-Chief Operating Officer of The
                          Goldman Sachs Group, Inc.

John L. Thornton          President and Co-Chief Operating Officer of The
                          Goldman Sachs Group, Inc.

Lord Browne of Madingley  Group Chief Executive of BP Amoco plc

James A. Johnson          Chairman and Chief Executive Officer of Johnson
                          Capital Partners

John H. Bryan             Chairman of Sara Lee Corporation

Ruth J. Simmons           President of Brown University

Margaret C. Whitman       President and Chief Executive Officer of eBay Inc.

Morris Chang              Chairman of Taiwan Semiconductor Manufacturing
                          Company Ltd.

Stephen Friedman          Senior Principal of MMC Capital

                                                            SCHEDULE II-A-i
                                                            ---------------


     The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners, L.P., are set forth below.

     The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes
B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene
T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine
L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


         Name                            Position                    Present Principal Occupation
------------------------------- --------------------------- ----------------------------------------------------------
Richard A. Friedman             President                   Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Vice President              Managing Director of Goldman, Sachs & Co
Terence M. O'Toole              Vice President              Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                   Vice President              Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Vice President              Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Vice President              Managing Director of Goldman Sachs International
Esta E. Stecher                 Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Barry S. Volpert                Vice President              Managing Director of Goldman Sachs International
Sanjeev K. Mehra                Vice President              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Vice President              Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz             Vice President              Managing Director of Goldman Sachs International
Steven M. Bunson                Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Treasurer                   Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill            Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Dan H. Jester                   Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                 Vice President              Managing Director of Goldman Sachs International
Russell E. Makowsky             Assistant Secretary         Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                  Assistant Treasurer         Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal           Vice President              Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin             Vice President              Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal               Vice President              Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor               Vice President              Managing Director of Goldman Sachs International
Peter Schiefer                  Vice President              Managing Director of Goldman Sachs International
Abraham Bleiberg                Vice President              Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato              Vice President              Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla             Vice President              Managing Director of Goldman, Sachs & Co.
Atul Kapur                      Vice President              Managing Director of Goldman Sachs International
Michel Plantevin                Vice President              Managing Director of Goldman Sachs International
Robert G. Doumar, Jr.           Vice President              Managing Director of Goldman Sachs International
Ben I. Adler                    Vice President              Managing Director of Goldman, Sachs & Co.
Melina E. Higgins               Vice President              Managing Director of Goldman, Sachs & Co.
Elizabeth C. Marcellino         Vice President              Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Vice President              Vice President of Goldman, Sachs & Co.
Katherine B. Enquist            Vice President/Secretary    Vice President of Goldman, Sachs & Co.
James B. McHugh                 Assistant Secretary         Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole              Assistant Secretary         Vice President of Goldman, Sachs & Co.
Mary Nee                        Vice President              Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin                 Vice President              Executive Director of Goldman Sachs International


                                                           SCHEDULE II-A-ii
                                                           ----------------


     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C. and Stone Street 1994, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Gene
T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp, Barry S. Volpert and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

         Name                 Present Principal Occupation
------------------------------------------------------------------------------
Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                 Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Managing Director of Goldman, Sachs & Co.
Robert V. Delaney             Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Managing Director of Goldman Sachs International
Barry S. Volpert              Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Managing Director of Goldman, Sachs & Co.
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz           Managing Director of Goldman Sachs International

                                                            SCHEDULE II-B-i
                                                            ---------------

     The name, position and present principal occupation of each executive officer of Stone Street 1994, L.L.C., the sole general partner of Stone Street Fund 1994, L.P. and the managing general partner of Bridge Street Fund 1994, L.P., are set forth below.

     The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes
B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato and Melina E. Higgins is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Gene
T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine
L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


         Name                           Positions                          Present Principal Occupation
------------------------------ ---------------------------------- -------------------------------------------------------
Peter M. Sacerdote             Chairman/President                 Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs                 Vice President                     Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman            Vice President                     Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman            Vice President                     Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole             Vice President                     Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                  Vice President                     Managing Director of Goldman, Sachs & Co.
Henry Cornell                  Vice President                     Managing Director of Goldman, Sachs & Co.
Richard S. Sharp               Vice President                     Managing Director of Goldman Sachs International
Esta E. Stecher                Vice President/ Assistant          Managing Director of Goldman, Sachs & Co.
                               Secretary
Barry S. Volpert               Vice President                     Managing Director of Goldman Sachs International
Sanjeev K. Mehra               Vice President/Treasurer           Managing Director of Goldman, Sachs & Co.
Muneer A. Satter               Vice President                     Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz            Vice President                     Managing Director of Goldman Sachs International
Steven M. Bunson               Assistant Secretary                Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli        Vice President                     Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill           Assistant Treasurer                Managing Director of Goldman, Sachs & Co.
David J. Greenwald             Vice President/Assistant           Managing Director of Goldman, Sachs & Co.
                               Secretary
Hughes B. Lepic                Vice President                     Managing Director of Goldman Sachs International
Russell E. Makowsky            Assistant Secretary                Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                 Assistant Treasurer                Managing Director of Goldman, Sachs & Co.
Dan H. Jester                  Assistant Treasurer                Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal          Vice President                     Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin            Vice President                     Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal              Vice President                     Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor              Vice President                     Managing Director of Goldman Sachs International
Peter Schiefer                 Vice President                     Managing Director of Goldman Sachs International
Abraham Bleiberg               Vice President                     Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato             Vice President                     Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla            Vice President                     Managing Director of Goldman, Sachs & Co.
Atul Kapur                     Vice President                     Managing Director of Goldman Sachs International
Michel Plantevin               Vice President                     Managing Director of Goldman Sachs International
Robert G. Doumar, Jr.          Vice President                     Managing Director of Goldman Sachs International
Ben I. Adler                   Vice President                     Managing Director of Goldman, Sachs & Co.
Melina E. Higgins              Vice President                     Managing Director of Goldman, Sachs & Co.
Elizabeth C. Marcellino        Vice President                     Managing Director of Goldman, Sachs & Co.
John E. Bowman                 Vice President                     Vice President of Goldman, Sachs & Co.
Raymond G. Matera              Vice President                     Vice President of Goldman, Sachs & Co.
Katherine B. Enquist           Vice President/Secretary           Vice President of Goldman, Sachs & Co.
James B. McHugh                Assistant Secretary                Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole             Assistant Secretary                Vice President of Goldman, Sachs & Co.
Mary Nee                       Vice President                     Executive Director of Goldman Sachs (Asia) L.L.C.
Richard J. Stingi              Vice President                     Vice President of Goldman, Sachs & Co.
Ulrika Werdelin                Vice President                     Executive Director of Goldman Sachs International
